UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  2)1

Reunion Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

761312 10 7
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON WEBFINANCIAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697,950 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,697,950 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,950 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON CO

* Represents Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697,950 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,697,950 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,950 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON PN

* Represents Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697,950 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,697,950 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,950 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

* Represents Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697,950 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,697,950 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,950 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON PN

* Represents Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697,950 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,697,950 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,950 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

* Represents Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4.

CUSIP NO. 761312 10 7

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697,950 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,697,950 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,950 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON IN

* Represents Shares that WebFinancial could be deemed to indirectly beneficially own as discussed in further detail in Item 4.

CUSIP NO. 761312 10 7

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Set forth in Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of WebFinancial’s directors and executive officers, as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

WebFinancial could be deemed to indirectly beneficially own 4,697,950 Pledged Shares securing the Senior Notes.  The Pledged Shares serve as collateral for the Senior Notes as discussed in further detail in Item 4 and therefore there is no purchase price for WebFinancial to report herein.

Item 4.	Purpose of Transaction.

    Item 4 is hereby amended to add the following:

On or about August 22, 2007, Steel Partners II commenced suit in the New York State Supreme Court, County of New York (the “New York Lawsuit”) against the Issuer to collect all amounts due under the Promissory Note and to marshal and foreclose on the collateral securing the Promissory Note.

On or about September 21, 2007, the Issuer commenced suit in the Court of Common Pleas of Allegheny County, Pennsylvania (the “Pennsylvania Lawsuit”) against Steel Partners II, Steel GP LLC (formerly known as Steel Partners, L.L.C.) and WebFinancial, together with LC Capital Master Fund Ltd. (the “Defendants”).  The Issuer claimed a “conspiracy” by the Defendants to acquire “ownership and control” of the Issuer.  As originally pleaded, the Pennsylvania Lawsuit alleged certain securities law violations; however, in October 2007, the Issuer amended its complaint (the “Amended Complaint”), withdrawing those claims.

On November 26, 2007, the Issuer filed for Chapter 11 protection under the United States Bankruptcy Code in the Bankruptcy Court for the District of Connecticut, Bridgeport Division.  Thereafter, but before WebFinancial, Steel Partners II and Steel GP LLC answered the Amended Complaint, WebFinancial, Steel Partners II, Steel GP LLC and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  On or about August 1, 2008, the Bankruptcy Court order approving the Settlement Agreement became final and unappealable.  Pursuant to the terms of the Settlement Agreement, the Issuer has, among other things, (i) paid the Promissory Note and (ii) dismissed the claims against WebFinancial, Steel Partners II and Steel GP LLC in the Pennsylvania Lawsuit with prejudice.  Pursuant to the terms of the Settlement Agreement, WebFinancial has, among other things, (i) surrendered all of the Shares held by it, (ii) cancelled all warrants to purchase the Issuer’s securities held by it, (iii) paid the Issuer $500,000 and (iv) together with Steel Partners II, dismissed the New York Lawsuit with prejudice.  In addition, WebFinancial, Steel Partners II and Steel GP LLC on the one hand and the Issuer on the other also entered into mutual general releases and agreed, on behalf of themselves and their affiliates, not to purchase, hold or otherwise acquire any debt or equity securities in the other for twenty (20) years (the “Exchanged Releases”).  Explicitly excepted from the Settlement Agreement and Exchanged Releases is a dispute regarding the amount due under the Senior Notes, which were paid off, except for the disputed portion pursuant to the terms of the Settlement Agreement.

CUSIP NO. 761312 10 7

Consistent with the Settlement Agreement, the Trustee of the Senior Notes (the "Trustee") has commenced an adversary proceeding in the Issuer’s bankruptcy case to resolve the dispute relating to the amount due under the Senior Notes.  The Issuer agreed to hold in escrow $1,500,000 to be used to pay the fees incurred by the Trustee as well as any sums which may be determined to be otherwise due under the Senior Notes.  Notwithstanding the foregoing, the Settlement Agreement provides that the Trustee’s liens against the assets of the Issuer and on the Pledged Shares are not adversely affected by the Settlement Agreement while the disputed amount due under the Senior Notes remains unresolved.  Accordingly, WebFinancial could be deemed to indirectly beneficially own the Pledged Shares securing the Senior Notes.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

WebFinancial and Steel Partners II purchased the Indebtedness of the Issuer for investment purposes. The Reporting Persons reserve the right to cause the Trustee to liquidate the Pledged Shares and apply the proceeds towards the repayment of the disputed amount due under the Senior Notes.  To the extent proposals are submitted for a vote of the shareholders of the Issuer, the Reporting Persons reserve the right to instruct the Trustee to vote the Pledged Shares in such a manner as would preserve all rights and be in the best interests of the holders of the Senior Notes.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, the filing of pleadings in the Issuer’s bankruptcy proceeding to resolve the disputed amount due under the Senior Notes.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,419,019 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on September 4, 2008, WebFinancial may be deemed to indirectly beneficially own up to 4,697,950 Pledged Shares, constituting approximately 27.0% of the Shares outstanding.  WebFinancial could be deemed to indirectly beneficially own the Pledged Shares for the reasons discussed in further detail in Item 4.  Upon any disposition of the Pledged Shares, each of the holders of the Senior Notes, including WebFinancial, would be entitled to receive its pro-rata portion of the proceeds of such disposition up to the amount required to satisfy the disputed amount due under the Senior Notes.  By virtue of their relationships with WebFinancial discussed in Item 2, each of Steel Partners II, Steel GP LLC, Steel Master, Partners LLC and Warren Lichtenstein may be deemed to beneficially own the 4,697,950 Pledged Shares that may be deemed to be beneficially owned by WebFinancial.

The filing of this Schedule 13D and any future amendments by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.

CUSIP NO. 761312 10 7

Item 5(c) is hereby amended to add the following:

(c)           On or about August 6, 2008, WebFinancial surrendered to the Issuer all Shares it held directly in accordance with the terms of the Settlement Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Settlement Agreement, the terms of which are described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Chapter 11 Settlement Agreement by and among Reunion Industries, Inc., WebFinancial Corporation, Steel Partners II, L.P., Steel Partners, L.L.C. and U.S. Bank, NA, dated July 10, 2008.

CUSIP NO. 761312 10 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2008	WEBFINANCIAL CORPORATION

	By:	/s/ Jack L. Howard
Jack L. Howard Vice President

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 761312 10 7

SCHEDULE A

Directors and Officers of WebFinancial Corporation

Name and Position	Principal Occupation	Principal Business Address

Jack L. Howard, Chairman of the Board and Vice President	President of Steel Partners LLC, a global investment management firm, and principal of Mutual Securities, Inc., a registered broker-dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

John H. McNamara, Jr., Director, Chief Executive Officer and Chief Financial Officer	Managing Director and investment professional of Steel Partners LLC, a global investment management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

Mark E. Schwarz, Director	Managing Member of Newcastle Capital Group, L.L.C., the General Partner of Newcastle Capital Management, L.P., the General Partner of Newcastle Partners, L.P., a private investment firm	c/o Newcastle Capital Management, L.P. 200 Crescent Court, Suite 1400 Dallas, TX 75201

Howard Mileaf, Director	Director of Neuberger Berman Mutual Funds	64 Brookdale Court Highland Park, NJ 08904